

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2014

<u>Via E-mail</u>
J. Ryan VanWinkle
Executive Vice President and Chief Financial Officer
Ferrellgas, Inc., General Partner of Ferrellgas Partners, L.P.
One Liberty Plaza
Liberty, MO 64068

  Re: Ferrellgas Partners, L.P.
     Form 10-K for the Fiscal Year Ended July 31, 2013
     Filed September 26, 2013
     File No. 1-11331

Dear Mr. VanWinkle:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ William H. Thompson

      William H. Thompson
      Accounting Branch Chief